BALTIC TRADING LIMITED
299 Park Avenue, 20th Floor
New York, New York 10171

March 29, 2011

VIA EDGAR AND U.S. MAIL

Mr. David R. Humphrey
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Baltic Trading Limited Form 10-K for the Year Ended December 31, 2010 Filed March 10, 2011 File No. 001-34648

Ladies and Gentlemen:

Reference is made to a letter dated March 16, 2011 (the “Comment Letter”) to Mr. John Wobensmith, President and Chief Financial Officer of Baltic Trading Limited (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”), to the Annual Report on Form 10-K for the year ended December 31, 2010, filed by the Company (the “Annual Report”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The heading and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Annual Report.

U.S. Securities and Exchange Commission
March 29, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Liquidity and Capital Resources, page 48

1.
Please add a discussion of the collateral maintenance requirement under your 2010 Credit Facility.  Also, since the table on page 54 indicates that all of the vessels financed, and pledged as collateral, under your 2010 Credit Facility have vessel valuations for covenant compliance purposes that are lower than their carrying values at December 31, 2010, we believe you should disclose the related collateral maintenance requirement, as well as your actual percentage of collateral value to borrowings.

The Company will prospectively, beginning with its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, include the following disclosure in Management’s Discussion and Analysis:

Under the collateral maintenance covenant of our 2010 Credit Facility, the aggregate valuations of our vessels pledged under this facility must at least be 140% of the total amount we may borrow.  If our valuations fall below this percentage, we must provide additional acceptable collateral, repay a portion of our borrowings, or permanently reduce the amount we may borrow under the facility to the extent required to restore our compliance with the covenant.

As the Company does not view a violation of this collateral maintenance covenant as reasonably likely within the next twelve months, the Company respectfully submits to the Staff that disclosure of the actual percentage calculated under the facility should not be required.

Critical Accounting Policies, page 52

Vessels and Depreciation, page 53

2.
In the third paragraph of this section, you disclose a range with respect to the amount, on an individual vessel basis, by which the carrying value of your vessels exceeded the valuation of such vessels for covenant compliance purposes.  Please supplement this disclosure by stating the average amount by which the carrying value of your vessels exceeded the valuation of such vessels for covenant compliance purposes.

The Company will prospectively, beginning with its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, state such average amount.

U.S. Securities and Exchange Commission
March 29, 2011

Impairment of long-lived assets, page 54

3.
In the fifth paragraph of this section, you state that assumptions used to develop estimates of future undiscounted cash flows are based on historical trends.  Please expand this disclosure to discuss the time periods involved in your use of historical trends, and how current charter rates compare to the rates you used in your analysis.

The Company will prospectively, beginning with its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, expand the paragraph referenced in the foregoing comment to read in its entirety as follows (new text is underlined):

In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels’ operating expenses, vessels’ capital expenditures and drydocking requirements, vessels’ residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends.  Specifically, we utilize the rates currently in effect for the duration of their current spot market-related time charters, without assuming additional profit sharing.  For periods of time where our vessels are not fixed on such charters, we utilize an estimated daily time charter equivalent for our vessels based on the most recent ten year historical one year time charter average.  Actual equivalent drybulk shipping rates are currently lower than the estimated rate.   We believe current rates have been driven by short term disruptions or seasonal issues as discussed under “Management’s Discussion and Analysis —Results of Operations—Voyage Revenues.”

Item 8.  Financial Statements and Supplementary Data, page F-1

Consolidated Statements of Operations, page F-4

4.	Please revise future filings to separately present related party amounts on the face of your financial statements in accordance with Rule 4-08(k) of Regulation S-X.

The Company will prospectively, beginning with its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, separately present related party amounts on the face of its financial statements in accordance with Rule 4-08(k) of Regulation S-X.

As requested by the Staff, the Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission
March 29, 2011

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to our reports. Please feel free to contact the undersigned for any additional information.

Sincerely,

/s/ John C. Wobensmith
John C. Wobensmith
President and Chief Financial Officer